SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot-Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 7, 2018, Caesarstone Ltd. (the “Company”) issued a press release titled “Caesarstone Reports Fourth Quarter and Full Year 2017 Results”, a copy of which is furnished as Exhibit 99.1 herewith. The Company has also issued a press release titled “Caesarstone announces the appointment of Ophir Yakovian as Chief Financial Officer”, a copy of which is furnished as Exhibit 99.2 herewith.

Please note that during the question and answer session following today's conference call with the investment community for the fourth quarter and full 2017 year results, it was stated that the Company is projecting an increase of approximately $10 million in its gross profit in 2018. The Company would like to clarify that this reference corresponds with the high end of the range provided in the Company's 2018 guidance issued today. The Company refers investors to the Company's press release titled “Caesarstone Reports Fourth Quarter and Full Year 2017 Results” furnished as Exhibit 99.1 herewith.

The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1, and the press release attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: February 7, 2018	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release titled “Caesarstone Reports Fourth Quarter and Full Year 2017 Results” dated February 7, 2018.

99.2	Press release titled “Caesarstone announces the appointment of Ophir Yakovian as Chief Financial Officer” dated February 7, 2018.